Filed pursuant to Rule 424(b)(3)

Registration No.: 333-297473

PROSPECTUS SUPPLEMENT No. 1

(To the Prospectus dated August 3, 2026)

BIODEXA PHARMACEUTICALS PLC

127,754,750 Ordinary Shares Representing 2,555,095 American Depositary Shares

This prospectus supplement No. 1 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, as amended, effective as of August 3, 2026 (the “Prospectus”), related to the resale from time to time, by the selling shareholders identified in the prospectus, of up to an aggregate of 127,754,750 ordinary shares, nominal value £0.000001 per share (“Ordinary Shares”) represented by 2,555,095 American Depositary Shares (“Depositary Shares”), consisting of (1) 17,543,850 Ordinary Shares represented by 350,877 Depositary Shares, issuable upon the exercise of pre-funded warrants, (2) 14,147,600 Ordinary Shares represented by 282,952 Depositary Shares, issuable upon the exercise of Series M warrants (“Series M Warrants”), (3) 35,087,700 Ordinary Shares represented by 701,754 Depositary Shares, issuable upon the exercise of Series N warrants (“Series N Warrants”), and (4) 60,975,600 Ordinary Shares represented by 1,219,512 Depositary Shares, issuable upon the exercise of Series O warrants (“Series O Warrants”). The Series M Warrants were sold in connection a registered direct offering and concurrent private placement that closed on July 1, 2026. The Pre-Funded Warrants and Series N Warrants were sold in connection with a private placement that closed on July 1, 2026. The Series O Warrants were sold in connection with a warrant inducement transaction that closed on July 1, 2026.

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on September 11, 2026.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on September 10, 2026 was $0.6676.

Investing in our securities involves risks. See “Risk Factors” beginning on page 8 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is September 11, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 11, 2026, Biodexa Pharmaceuticals PLC (the “Company”) issued a press release announcing its financial and operating results for the six months ended June 30, 2026. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information set forth in the press release under the headings “Chief Executive’s Review,” “1H26 Financial Review” and the Consolidated Unaudited Interim Financial Statements for the six month period ended June 30, 2026 and the notes thereto shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as set forth herein, the information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of September 2026, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press Release, dated September 11, 2026

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	INLINE XBRL Taxonomy Extension Schema Document.

101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.

101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: September 11, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer

Exhibit 99.1

BIODEXA PHARMACEUTICALS PLC

INTERIM RESULTS

This interim financial information is being furnished under form 6-K

Six months ended June 30, 2026

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September 11, 2026

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Interim results for the six months ended June 30, 2026

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical-stage biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers, today announces its unaudited interim results for the six months ended June 30, 2026 which will also be made available on the Company’s website at https://biodexapharma.com/ .

OPERATIONAL HIGHLIGHTS

The Company announced the following in the six months ended June 30, 2026:

•	In-license of MTX240 (formerly OPB-171755) from Otsuka Pharmaceutical Co., Limited in February 2026 with a nominal upfront payment.

•	Launch of a global Early Access Program for eRapa for FAP Patients through a strategic partnership with Tanner Pharma Group in March 2026.

•	Approval from Health Canada to expand the Serenta trial into Canada in June 2026.

•	Promotion of Fiona Sharp to Chief Financial Officer and Company Secretary, also joining the Board of Directors from January 2026.

Post period end:

•	On July 1, 2026, the Company completed a fundraise raising gross proceeds of $3.5 million through a combination of a registered direct offering, warrant inducement and PIPE offering.

•	As of the date of publication, 92 subjects, of a planned 168 subjects, have been enrolled in the Serenta trial.

FINANCIAL HIGHLIGHTS

•	R&D costs increased to £2.92 million in 1H26 (1H25: £1.67 million) reflecting increased expenditure on the Serenta trial and manufacturing costs on the newly in-licensed MTX240 program.

•	Administrative costs decreased to £1.74 million (1H25: £2.38 million) primarily as a result of foreign exchange movements.

•	Net cash used in operating activities (after changes in working capital) in 1H26 was £4.61 million (1H25: £3.30 million).

•	The Company’s cash balance at June 30, 2026 was £3.23 million.

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Commenting, Stephen Stamp, CEO , said “We accomplished two main things in the first six months.

First, building on the advice we received from regulators, we accelerated enrolment into our registrational Phase 3 trial of eRapa in FAP. There are no approved therapeutics for FAP and passing the 50% enrolment in early August puts us significantly ahead of any competitive development programs.

Second, in-licensing MTX240 for GIST rounds out our GI cancer portfolio and, given its unique mechanism of action, has the potential to treat GIST patients irrespective of their KIT or PDGFR mutation. The Phase 1b/2a trial we are working to initiate is designed to establish a safe and effective dose as well as an efficacy signal before the end of 2027.

As always, financing remains a challenge for companies of our size.”

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CHIEF EXECUTIVE’S REVIEW

Our main focus in the first half of 2026 was on (1) expanding our registrational Phase 3 trial of eRapa in Familial Adenomatous Polyposis (“FAP”) in Europe, and (2) initiating activities for the re-start of a Phase 1 trial of MTX240 in gastrointestinal stromal tumors (“GIST”) which was in-licensed in early February 2026.

R&D update

In the first half of 2026 we progressed our Phase 3 trial of eRapa in FAP and added MTX240, a novel Phase 1 ready asset for the treatment of GIST. As of today, we have two active sponsored programs and two investigator initiated programs:

MTX230 - eRapa

eRapa is a proprietary oral formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035.

Familial Adenomatous Polyposis

FAP is characterized by a proliferation of polyps in the colon, duodenum and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the gastrointestinal tract remain the standard of care. If untreated, FAP almost always leads to colorectal cancer. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US and one in 11,300 to 37,600 in Europe. eRapa has received Orphan Designation in the US and in Europe.

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Following encouraging results from an open label Phase 2 study, a Type C meeting with the FDA and scientific advice from the EMA, we initiated a registrational Phase 3 trial (NCT06950385) of eRapa in June 2025. The trial, branded “Serenta” is a double-blind placebo-controlled design, recruiting 168 high risk subjects diagnosed with germline or phenotypic FAP. The primary clinical endpoint is first progression free survival event which will comprise composite endpoints including major surgery. As of the date of publication, 92 subjects have been recruited in the trial across 19 centers in the US and 10 centers in five European countries. Two centers in Canada are expected to begin enrolling in 4Q26.

Non-muscle Invasive Bladder Cancer (“NMIBC”)

NMIBC refers to tumors found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumor followed by intravesical Bacillus Calmette-Guerin (“BCG”) with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 and 2.5 per 100,000 in women.

The ongoing investigator initiated two-center, double-blind, placebo-controlled Phase 2 trial in NMIBC (NCT04375813) is fully enrolled at 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The study, which is supported by a $3.0 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health, is expected to read out in Q426.

MTX240 – molecular glue

We in-licensed global rights (excluding Japan) to MTX240 from Otsuka Pharmaceutical Co, Limited (“Otsuka”) in early February 2026. Discovered by Otsuka and originally coded OPB-171755, MTX240 is a novel molecular glue we intend to develop for the treatment of GIST. Its unique mechanism of action brings together two intracellular proteins, PDE3A and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT or PDGFR signaling. GIST is mostly driven by activating mutations in the KIT receptor tyrosine kinase. Although tyrosine kinase inhibitors (“TKIs”) such as imatinib, sunitinib, and regorafenib have significantly improved outcomes for GIST patients, resistance almost always develops through secondary KIT or PDGFR mutations or activation of alternative signaling pathways. This represents a substantial clinical challenge with limited therapeutic options for patients once they have cycled through the available TKIs. Molecular glue technology represents a novel approach that induces targeted protein interactions, offering a distinct mechanism of action to conventional kinase inhibitors for GIST and by triggering cell death through an alternative pathway MTX240 is designed to overcome the resistance mechanisms that render TKI-resistant GISTs refractory to conventional kinase inhibitors.

Gastrointestinal Stromal Tumors (GIST)

GIST is a rare gastrointestinal malignancy affecting approximately 3,000-4,000 patients annually in the US, with a significant unmet medical need for patients who develop TKI resistance. Approximately 10-15% of GIST patients are either primarily refractory, or develop secondary resistance to available TKIs whereupon options for these patients remain limited.

The global GIST market is valued at approximately $1.3 billion and is expected to grow at 6-10% annually through 2032, driven by rising incidence and emerging therapeutic options targeting treatment-resistant disease.

GIST qualifies for orphan drug designation in major regulatory jurisdictions, offering potential regulatory advantages and incentives to support drug development.

We are in the process of initiating activities for the re-start of a Phase 1 dose escalation and dose optimization trial, most likely an open label trail in GIST patients with no available therapeutic options. GMP clinical trial supplies are being developed and manufactured by Syngene International Limited. In the meantime, we are preparing regulatory submissions for a pre-IND meeting with the FDA.

5

MTD228 - Tolimidone

Tolimidone was originally discovered by Pfizer and was developed through Phase 2 for the treatment of gastric ulcers. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate-1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor.

Type 1 Diabetes (“T1D”)

Tolimidone’s potential utility in T1D has been demonstrated by several preclinical studies conducted by the University of Alberta, where Lyn kinase was identified as a key factor for beta cell survival and proliferation in in vitro and in vivo models. Tolimidone appeared to induce proliferation in beta cells isolated from human cadavers. In a meta analysis of 1,202 articles and 193 studies, the incidence of T1D was shown to be 15 per 100,000 with a prevalence of 9.5 per 10,000 of the population.

An ongoing Phase 2a investigator initiated trial at the University of Alberta Diabetes Institute (NCT06474598) is designed to establish the minimum effective dose of tolimidone in patients with T1D. The study enrolled the first patient in June 2025 and is expected to recruit 12 patients initially across three dose groups. The study will measure C-peptide levels (a marker for insulin) and HbA1c (a marker for blood glucose) after three months compared with baseline and the number of hyperglycemic events.

6

1H26 FINANCIAL REVIEW

The unaudited results for the six months ended June 30, 2026 are discussed below:

Key performance indicators (KPIs):

	1H 2026	1H 2025	Change

R&D costs	£2.92m	£1.67m	75%
R&D as % of operating costs	63%	41%	n/a
Net cash inflow/(outflow) for the period	(£5.31m)	£2.37m	n/m

Biodexa’ s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operations. Additional financial and non-financial KPIs may be adopted in due course.

Revenues

Revenue for both periods was £Nil. The last of the Company’s R&D collaborations concluded in September 2023.

Research and Development

R&D costs for 1H26 and 1H25, analyzed by development project indication were as follows:

Six months ended June 30	2026	2025
	£’000	£’000
eRapa
Familial Adenomatous Polyposis	1,420	251
Non-muscle Invasive Bladder Cancer	2	127
Total eRapa	1,422	378

MTX240
GIST	295	-
Total MTX240	295	-

Tolimidone
Type 1 Diabetes	49	270
Total tolimidone	49	270

MTX110 (Panobinostat)
Diffuse Midline Glioma	-	-
Recurrent Glioblastoma	155	14
Medulloblastoma	-	-
Total MTX110 (Panobinostat)	155	14

Other preclinical	-	1

R&D overheads	995	1,002

Total R&D	2,916	1,665

7

MTX230 eRapa Familial Adenomatous Polyposis costs are shown above net of grant income. For the six months ended June 30, this is analyzed as follows:

For period to 30 June	2026	2025
	£’000	£’000

Grant income	(2,818)	(2,107)
Gross costs	4,238	2,358
Net charge to income statement	1,420	251

% costs allocated against CPRIT grant	66%	89%

R&D costs in 1H26 increased by £1.25 million, or 75%, to £2.92 million compared with £1.67 million in 1H25. R&D costs as a percentage of total operating costs increased to 63% from 41%. The increase was predominantly due to increased activity on the MTX230 Serenta clinical trial, which increased by £1.04 million, and manufacturing costs on the Company’s new MTX240 program of £0.30 million. The percentage of MTX230 (eRapa) costs offset against grant funding during the period was 66%, compared with 89% in 1H25. The Company anticipates that this percentage will be 67% over the life of the grant.

Administrative Costs

Administrative costs in 1H26 decreased by £0.64 million, or 27%, to £1.74 million from £2.38 million in 1H25. The decrease was driven primarily by foreign exchange movements, with a gain of £0.08 million recognized in 1H26 compared with a charge of £0.40 million in 1H25. Professional fees also decreased by £0.12 million in the period.

Finance Income and Expense

Finance income in 1H26 included gains in respect of an equity-settled derivative financial liability of £2.38 million (1H25: £0.15 million). The gains arose as a result of the fall in the Biodexa share price. In addition, the Company earned interest on cash deposits.

Finance expense in the period related to lease liabilities and discounted interest on deferred consideration.

Cash Flows

Cash outflows from operating activities in 1H26 were £4.61 million compared to £3.30 million in 1H25, driven by a net loss of £1.84 million (1H25: £3.81 million) and after negative working capital of £0.55 million (1H25: negative £0.04 million) and other negative non-cash items totaling £2.22 million (1H25: positive £0.24 million).

Net cash used in investing activities in 1H26 was £0.63 million (1H25: outflow of £0.34 million). This comprised £0.71 million of cash outflows relating to the purchase of the MTX240 license from Otsuka for total consideration of £0.37 million and the payment of deferred consideration on the eRapa license of £0.34 million (1H25: £0.37 million), offset by £0.09 million of interest received (1H25: £0.04 million).

Net cash used in financing activities in 1H26 was £0.07 million (1H25: inflow of £6.01 million), reflecting payments on lease liabilities.

Overall, cash decreased by £5.31 million in 1H26 compared with an increase of £2.37 million in 1H25. This resulted in a cash balance at June 30, 2026 of £3.23 million compared with £4.04 million at June 30, 2025 and £8.53 million at December 31, 2025.

8

Financing

On June 30, 2026, the Company entered into a securities purchase agreement utilizing its Registration Statement on Form F-3 to issue 82,809 ADSs and 200,143 pre-funded ADS warrants. In a concurrent Private Placement the Company agreed to issue 350,877 pre-funded ADS warrants. Each ADS was sold at an offering price of US$2.85, and each Pre-Funded Warrant was sold at an offering price of US$2.8499. In connection with the securities purchase agreement the Company agreed, upon receipt of Shareholder Approval, to issue 282,952 Series M Warrants and 701,754 Series N Warrants. The Series M and Series N Warrants have an exercise price of US$2.85 per ADS and have a term of five years from the date Shareholder Approval is obtained.

In addition, the Company entered into a warrant exercise inducement letter with a holder of Series L Warrants to purchase 609,756 ADSs at a reduced exercise price of US$2.85 per ADS. In consideration, the Company agreed, upon receipt of Shareholder Approval, to issue Series O Warrants to purchase an aggregate of 1,219,512 ADSs upon exercise of the existing warrants. The Series O Warrants have an exercise price of US$2.85 per ADS and a term of five years from the date Shareholder Approval is obtained.

The above transactions completed on July 1, 2026 and raised $3.5 million of gross proceeds.

Going concern

Biodexa has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months to June 30, 2026, the Group incurred a consolidated loss of £1.84 million (1H25: £3.81 million) and negative cash flows from operating activities of £4.61 million (1H25: £3.30 million). As of June 30, 2026, the Group had accumulated deficit of £157.60 million.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Group and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group’s consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at June 30, 2026, the Group had cash and cash equivalents of £3.23 million. On July 1, 2026, the Company completed the financing transaction described above, raising gross proceeds of $3.5 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during Q4 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit (“ELOC”) entered into in 2025, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price. There is no guarantee that the Company will be able to use the ELOC or raise from other financing to the extent necessary to finance the Company’s operations. As at 30 June 2026 $26.08 million remains undrawn from the ELOC.

9

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of alternative courses of action to finance the Group would be successful.

The Directors have also considered the potential impact of Nasdaq’s proposed minimum market value requirement. Although implementation of the proposed rule has been stayed pending full Commission review, Biodexa’s current market capitalization is below the announced $5 million threshold. If implemented, or if the Company otherwise failed to maintain compliance with Nasdaq listing requirements, this could adversely affect the Company’s ability to raise funds, reduce investor appetite and limit the strategic value of the Company’s Nasdaq listing in connection with potential merger or reverse merger opportunities.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Group which are actionable before its cash resources run out, the Group will no longer be a going concern. In such circumstances, the Group would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis, assets would be stated at net realizable value, and liabilities would be accelerated to current liabilities.

Stephen Stamp

Chief Executive Officer

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Consolidated Statements of Comprehensive Income

For the six month period ended June 30

	Note	2026 unaudited £’000	2025 unaudited £’000
Revenue		-	-
Other income		444	27
Research and development costs		(2,916)	(1,665)
Administrative costs		(1,738)	(2,378)
Loss from operations		(4,210)	(4,016)
Finance income	3	2,474	180
Finance expense	3	(62)	(135)
Loss before tax		(1,798)	(3,971)
Taxation		(44)	165
Loss for the period attributable to the owners of the parent		(1,842)	(3,806)
Items that will or may be reclassified subsequently to profit or loss:
Exchange (loss)/gains arising on translation of foreign operations		(3)	3
Total comprehensive loss attributable to the owners of the parent		(1,845)	(3,803)
Loss per share
Basic and diluted loss per ordinary share – £	4	£(0.000005)	£(0.0002)

The accompanying notes form part of these financial statements

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Consolidated Statements of Financial Position

	Note	As at June 30, 2026 unaudited £’000	As at December 31, 2025 £’000
Assets
Non-current assets
Property, plant and equipment		20	91
Intangible assets	5	6,011	5,645
		6,031	5,736
Current assets
Trade and other receivables		2,935	3,786
Taxation		525	123
Cash and cash equivalents		3,230	8,534
		6,690	12,443
Total assets		12,721	18,179
Liabilities
Non-current liabilities
Deferred consideration		331	645
Borrowings		-	-
		331	645
Current liabilities
Trade and other payables		1,636	2,590
Deferred consideration		609	563
Borrowings		-	61
Derivative financial liability		532	2,915
		2,777	6,129
Total liabilities		3,108	6,774
Issued capital and reserves attributable to owners of the parent
Share capital	6	14,246	14,099
Share premium		99,790	98,923
Merger reserve		53,003	53,003
Warrant reserve		174	1,185
Foreign exchange reserve		-	3
Accumulated deficit		(157,600)	(155,808)
Total equity		9,613	11,405
Total equity and liabilities		12,721	18,179

The accompanying notes form part of these financial statements

12

Consolidated Statements of Cash Flows

For the six month period ended June 30

	Note	2026 unaudited £’000	2025 unaudited £’000
Cash flows from operating activities
Loss for the period		(1,842)	(3,806)
Adjustments for:
Depreciation of property, plant and equipment		11	70
Depreciation of right of use asset		68	69
Amortization of intangible fixed asset		-	1
Impairment of commission paid in advance on ELOC		-	373
Finance income	3	(2,474)	(180)
Finance expense	3	62	135
Share-based payment expense		50	97
Taxation		44	(165)
Foreign exchange losses		22	(157)
Cash flows from operating activities before changes in working capital		(4,059)	(3,563)
Decrease/(Increase) in trade and other receivables		405	2,047
(Decrease)/Increase in trade and other payables		(957)	(2,090)
Cash used in operations		(4,611)	(3,606)
Tax receipts		-	302
Net cash used in operating activities		(4,611)	(3,304)

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Consolidated Statements of Cash Flows (continued)

For the six month period ended June 30

	Note	2026 unaudited £’000	2025 unaudited £’000
Investing activities
Purchases of property, plant and equipment		(7)	(2)
Purchase of intangible assets	5	(713)	(372)
Interest received		90	35
Net cash generated from/(used in) investing activities		(630)	(339)
Financing activities
Interest paid		(3)	(10)
Amounts paid on lease liabilities		(62)	(95)
Repayment of Promissory Note		-	(136)
Share issues including warrants, net of costs	6	-	6,251
Net cash generated from/(used in) financing activities		(65)	6,010
Net increase/(decrease) in cash and cash equivalents		(5,306)	2,367
Cash and cash equivalents at beginning of period		8,534	1,669
Exchange (losses)/gains on cash and cash equivalents		2	-
Cash and cash equivalents at end of period		3,230	4,036

The accompanying notes form part of these financial statements

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Consolidated Statements of Changes in Equity (unaudited)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2026		14,099	98,923	53,003	1,185	3	(155,808)	11,405
Loss for the period		-	-	-	-	-	(1,842)	(1,842)
Foreign exchange translation		-	-	-	-	(3)	-	(3)
Total comprehensive loss		-	-	-	-	-	(1,842)	(1,845)
Transactions with owners:
Warrant exercise		147	867	-	(1,011)	-	-	3
Share-based payment charge		-	-	-	-	-	50	50
Total contribution by and distributions to owners		147	867	-	(1,011)	-	50	53
At June 30, 2026		14,246	99,790	53,003	174	-	(157,600)	9,613

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2025		11,725	93,124	53,003	894	-	(150,424)	8,322
Loss for the period		-	-	-	-	-	(3,806)	(3,806)
Foreign exchange translation		-	-	-	-	3	-	3
Total comprehensive loss		-	-	-	-	3	(3,806)	(3,803)
Transactions with owners:
Shares issued under ELOC agreement	6	2,024	4,551	-	-	-	-	6,575
Costs associated with ELOC agreement		86	(76)	-	-	-	-	10
Shares issued on 15 May 2025	6	100	143	-	-	-	-	243
Costs associated with share issue on 15 May 2025		-	(8)	-	-	-	-	(8)
Share-based payment charge		-	-	-	-	-	97	97
Total contribution by and distributions to owners		2,210	4,610				97	6,917
At June 30, 2025		13,935	97,734	53,003	894	3	(154,133)	11,436

The accompanying notes form part of these financial statements

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Notes Forming Part of The Consolidated Unaudited Interim Financial Information

For the six month period ended June 30, 2026

1.	Basis of preparation

The unaudited interim consolidated financial information for the six months ended June 30, 2026 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the UK and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information and should be read in conjunction with the audited financial statements for the year ended December 31, 2025.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting periods.

Book values approximate to fair value at June 30, 2026, June 30, 2025 and December 31, 2025.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the six months ended June 30, 2025 and the year ended December 31, 2025 in this interim financial information does not constitute statutory financial statements for that period or year. The statutory financial statements for December 31, 2025 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006. The auditor’s report did draw attention to a material uncertainty related to going concern and the requirement, as of the date of the report, for additional funding to be raised by the Company in the third quarter of 2026.

Biodexa Pharmaceutical’s annual reports may be downloaded from the Company’s website at https://biodexapharma.com/investors/financial-reports-and-presentations/#financial-reports or a copy may be obtained from 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ.

Going Concern – material uncertainty

Biodexa has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months to June 30, 2026, the Group incurred a consolidated loss of £1.84 million (1H25: loss £3.81 million) and negative cash flows from operating activities of £4.61 million (1H25 £3.30 million). As of June 30, 2026, the Group had accumulated deficit of £157.60 million.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Group and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at June 30, 2026, the Group had cash and cash equivalents of £3.23 million. On July 1, 2026, the Company completed the financing transaction described above, raising gross proceeds of $3.5 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during Q4 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit (“ELOC”) entered into in 2025, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price. There is no guarantee that the Company will be able to use the ELOC or raise from other financing to the extent necessary to finance the Company’s operations. As at 30 June 2026 $26.08 million remains undrawn from the ELOC.

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In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of alternative courses of action to finance the Company would be successful.

The Directors have also considered the potential impact of Nasdaq’s proposed minimum market value requirement. Although implementation of the proposed rule has been stayed pending full Commission review, Biodexa’s current market capitalization is below the announced $5 million threshold. If implemented, or if the Company otherwise failed to maintain compliance with Nasdaq listing requirements, this could adversely affect the Company’s ability to raise funds, reduce investor appetite and limit the strategic value of the Company’s Nasdaq listing in connection with potential merger or reverse merger opportunities.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Group which are actionable before its cash resources run out, the Group will no longer be a going concern. In such circumstances, the Group would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis, assets would be stated at net realizable value, and liabilities would be accelerated to current liabilities.

2.	Accounting for eRapa and CPRIT grant

On 25 April 2024 the Company entered into a License and Collaboration Agreement (LCA) with Rapamycin Holdings, Inc. (d/b/a Emtora Biosciences). The LCA entered into with Emtora meets the definition of a Joint Arrangement under IFRS 11, specifically related to the FAP program.

A jointly controlled escrow account was established on completion of the LCA. FAP program transactions eligible to be allocated against the CPRIT grant and match funding are processed through the escrow account, including the Company’s deposits of matching funds, as set out in the agreement, the receipt of grant funding from CPRIT and the payment of eligible R&D expenses. Although the CPRIT grant and R&D supplier contracts are with Emtora, the joint arrangement nature of the LCA results in Emtora being deemed to be acting as the Company’s agent. Accordingly, the Company recognizes 100% of the grant and 100% of the R&D expenditure. The CPRIT grant recognized is on a 1 for 2 match basis for the first $17 million, the final $3 million is recognized on a 1 for 1 basis. In accordance with the Company’s accounting policy, the grant, as it is the re-imbursement of directly related costs, is credited to R&D costs in the same period in the Statements of Comprehensive Income. The escrow account is recognized within prepayments, CPRIT grant received in advance is recognized within deferred revenue and any grant not yet received is recognized in accrued income.

The balances at the reporting date were as follows:

	June 30,2026 £’000	December 31, 2025 £’000
Prepayments*	527	2,842
Accrued revenue	332	-
Deferred revenue	-	571

* prepayment reflects only the escrow account balance

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3.	Finance income and expense

	Six months ended June 30, 2026 unaudited £’000	Six months ended June 30, 2025 unaudited £’000
Finance income
Interest received on bank deposits	91	32
Other interest	-	3
Gain on equity settled derivative financial liability	2,383	145
Total finance income	2,474	180

The gain on the equity settled derivative financial liability in 1H26 and 1H25 arose as a result of the fall in the Biodexa share price.

	Six months ended June 30, 2026 unaudited £’000	Six months ended June 30, 2025 unaudited £’000
Finance expense
Interest expense on lease liabilities	1	6
Interest expense on deferred consideration	57	86
Other loans	-	43
Other	4	-
Total finance expense	62	135

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4.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended June 30, 2026 unaudited £’000	Six months ended June 30, 2025 unaudited £’000
Numerator
Loss used in basic EPS and diluted EPS:	(1,842)	(3,806)
Denominator
Weighted average number of ordinary shares used in basic EPS	373,230,692,484	25,267,266,823

Basic and diluted loss per share:	£(0.000005)	£(0.0002)

5.	Intangible asset

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At January 1, 2026	19,023	2,291	69	21,383
Acquisition	366	-	-	366
At June 30, 2026 (unaudited)	19,389	2,291	69	21,749

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortization and impairment
At January 1, 2026	13,378	2,291	69	15,738
Amortization charge for the period	–	–	-	-
At June 30, 2026 (unaudited)	13,378	2,291	69	15,738
Net book value
At June 30, 2026 (unaudited)	6,011	–	-	6,011

On February 4, 2026, the Company announced the closing of an exclusive license with Otsuka Pharmaceutical Co., Ltd (Otsuka) for OPB-171775. A novel molecular glue intended to be developed for the treatment of gastrointestinal stromal tumors (GIST). The compound also has the potential to be useful in additional indications. In the Company’s pipeline, OPB-171775 is coded MTX240.

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Under the terms of the license agreement the Company has the exclusive rights to develop and commercialize MTX240 globally with the exception of Japan where Otsuka retains its rights. The agreement includes an upfront cash fee of $500,000 and additional development and regulatory milestones. In addition, tiered royalties in the mid-single digit range are payable on net sales of MTX240.

The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount
	As at June 30, 2026 £’000	As at December 31, 2025 £’000
MTX228 tolimidone acquired IPRD*	2,938	2,938
MTX230 eRapa acquired IPRD*	2,707	2,707
MTX240 acquired IPRD*	366	-

*asset is not yet in use and has not started amortizing

6.	Share capital and reserves

Authorized, allotted and fully paid – classified as equity	As at June 30, 2026 unaudited Number	As at June 30, 2026 unaudited £	As at December 31, 2025 Number	As at December 31, 2025 £
Ordinary shares of £0.000001 each	373,056,808,922	373,057	225,817,808,922	225,818
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001 each	4,063,321,418	4,063,321	4,063,321,418	4,063,321
‘C’ Deferred shares of £0.00005 each 4,063,321,418 4,063,321 4,063,321,418 4,063,321	126,547,389,518	6,327,370	126,547,389,518	6,327,370
‘D’ Deferred shares of £0.000001 each	2,482,747,137,178	2,482,747	2,482,747,137,178	2,482,747
Total		14,246,496		14,099,257

Ordinary and deferred shares were recorded as equity.

As at June 30, 2026, the Company had 347 pre-funded warrants outstanding over ADS’s (December 31, 2025 : 294,825*).

*Number of ADS warrants has been adjusted to reflect the ADS ratio change of ADSs to ordinary shares that occurred on 6 April 2026

On April 6, 2026, the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from 100,000 Ordinary Shares per ADS to 500,000 Ordinary Shares per ADS. Number of warrants at December 31, 2025, reflect the impact of the ratio change.

In accordance with the Articles of Association for the Company adopted on 11 June 2025, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.000001 each. Ordinary and deferred shares were recorded as equity.

7.	Related party transaction

The Directors consider there to be no related party transactions during the periods reported other than Directors Remuneration.

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8.	Contingent liabilities

Under the terms of the license agreement with Otsuka, the Group may be required to make additional milestone payments contingent on the achievement of specified development and regulatory events. These payments are dependent on future clinical and regulatory outcomes which are uncertain and not wholly within the Group’s control. At June 30, 2026, no liability has been recognized for the regulatory contingent milestone payments as the relevant obligating events had not occurred and an outflow of economic resources was not considered probable. No liability has been recognized for the development contingent milestone payments as the relevant obligating event had not occurred, however an outflow of economic resources is considered possible. The potential undiscounted amount payable under the agreement for development milestones is $0.5 million. The Group will recognize any such amounts when the relevant recognition criteria under IFRS are met.

9.	Events after the reporting date

On July 1, 2026, the Company completed a fundraise as detailed in the Financial Review raising gross proceeds of $3.5 million. The proceeds are expected to be used to support the Group’s development programs and for general working capital purposes.

On July 29, 2026, the Company held a General Meeting at which resolutions were proposed to reorganize the Company’s ordinary share capital, as a result of the exceptionally large number of ordinary shares in issue. All resolutions were passed at the meeting. The reorganization rationalized the Company’s share capital by reducing the number of ordinary shares in issue, without altering shareholders’ rights or their proportionate ownership of the Company. Under the reorganization, every 10,000 existing ordinary shares of £0.000001 each in the capital of the Company were consolidated into one consolidated ordinary share of £0.01 each. Each consolidated ordinary share of £0.01 was then subdivided and redesignated into one new ordinary share of £0.000001 and 9,999 E deferred shares of £0.000001 each.

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